[Forest City Enterprises Letterhead]
January 3, 2008
Via EDGAR and Facsimile
Mr. Mark Rakip, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Forest City Enterprises, Inc. Form 10-K for the fiscal year ended January 31, 2007 Filed March 28, 2007 File No. 001-04372
Dear Mr. Rakip:
Forest City Enterprises, Inc. (the “Company”) has received your letter dated December 14, 2007 regarding comments to the above referenced filing. We appreciate the Division’s review and are hereby providing our responses to your comments. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.
Form 10-K for the Fiscal Year Ended January 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.	In future filings please include relevant occupancy and rent rate information for each of your office, retail, hotel and residential property portfolios.

We will include relevant occupancy and rental information for office, retail, hotel and residential property portfolio’s in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in future filings.
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Earnings, page 76
2.	Please tell us how your current presentation of Equity in earnings of unconsolidated entities complies with Rule 5-03 of Regulation S-X.

We will present equity in earnings of unconsolidated entities separately after minority interest for all periods presented in future filings.

Consolidated Statements of Cash Flows, page 80
3.	Please tell us how the amounts presented under discontinued operations correlate to the amounts presented on your Consolidated Statements of Earnings. For example, within your Consolidated Statement of Cash Flows, you adjust for $351,861,000 gain on disposition of rental properties and Lumber Group yet the gain recorded within your Consolidated Statements of Earnings for these items appears to be $143,492,000.

Within our Consolidated Statements of Cash Flows, Net Earnings of $177,251,000, $83,519,000, and $85,206,000 for the years ended January 31, 2007, 2006 and 2005, respectively, include net earnings from discontinued operations of $147,012,000, $19,007,000, and $50,285,000 for the years ended January 31, 2007, 2006 and 2005, respectively.

We combine cash flows from discontinued operations with cash flows from continuing operations within the major categories of operating, investing and financing activities. As presented in Note S “Discontinued Operations and Gain on Disposition of Rental Properties and Lumber Group,” the following line items of the statement of earnings for discontinued operations are broken out separately on the Consolidated Statement of Cash Flows: Depreciation and amortization, Amortization of mortgage procurement costs, Loss on early extinguishment of debt, Gain on disposition of rental properties and Lumber Group, Deferred income taxes and Minority interest. These amounts for discontinued operations are appropriately removed from the respective line items included in continuing operations on the Consolidated Statements of Earnings.

For your specific example you requested that we reconcile the $351,861,000 gain on disposition of rental properties and Lumber Group on the Consolidated Statements of Cash Flows to the gain of $143,492,000 on the Consolidated Statements of Earnings. The gain on disposition of rental properties and Lumber Group is presented net of tax and minority interest on the Consolidated Statement of Earnings for all periods presented. In the Consolidated Statement of Cash Flows, we have shown the gain before tax and minority interest. Therefore, the gross gain on disposition of $351,861,000 reduced by minority interest on the gain of $118,009,000 and the related income tax expense on the gain of $90,360,000 results in the total gain net of tax and minority interest of $143,492,000.
4.	Please tell us and disclose the facts and circumstances that lead to the adjustment of construction payables as disclosed within footnote 9. Within your response, please tell us the amount of any adjustments for all years presented and management conclusions as to whether this was a change in estimate or an error. Please provide management’s basis for that conclusion.

Footnote 9 on page 81 of our Annual Report on Form 10-K for the year ended January 31, 2007 relates to our supplemental non-cash disclosure required under paragraph 32 of SFAS 95 “Statement of Cash Flows.” The supplemental non-cash disclosure represents those transactions that did not result in a cash payment or receipt during the period presented. In a tabular format, we present the impact that significant non-cash transactions have on various balance sheet accounts broken out between operating, investing and financing activities. The footnotes are used to identify the types of transactions that are included in the non-cash table. Footnote 9 describes the change (increase or decrease) in our construction payables between the periods.

In accordance with SFAS 95, we consider construction payables, which represent unpaid amounts for development activity that has occurred, as a non-cash transaction until paid, at which time the cash outflow is recorded as an investing activity as they typically relate to capitalized cost of a project under development. As a result, since each period presented has classified construction payables as a non-cash transaction, the impact on the recognized assets or liabilities for each period presented is the actual increase or decrease in construction payables recorded on the Consolidated Balance Sheet from the beginning of the annual period to the end of the annual period. All three annual periods are presented consistently and we do not consider this a change in estimate or an error. We will further clarify our explanation of footnote 9 to reflect the impact of construction payables in future filings.
Notes to Consolidated Financial Statements
A. Summary of Significant Accounting Policies
Reclassification and Other, Page 84
5.	Please provide to us management’s SAB 99 analysis regarding the prior period adjustments related to cumulative differences in earnings (loss) recognition recorded in the current year. Within your response, please quantify the effect on each year presented.

We, along with our Audit Committee, assessed the materiality under SAB 99 of the prior period adjustments primarily related to cumulative differences in earnings (loss) recognition on three unconsolidated joint ventures recorded during the year ended January 31, 2007. Each cumulative difference was considered separately and in the aggregate. We considered the quantitative and qualitative factors of the adjustment and its effect on various totals and subtotals on our consolidated financial statements for all periods presented. Due to the nature of the adjustment, the cumulative differences in earnings (loss) recognition primarily relate to years prior to 2001 and slowly built up over time before the cumulative correction was recorded during our year ended January 31, 2007.

From a quantitative standpoint, the impact to the Consolidated Balance Sheets was de minimis as the aggregate impact was less than 1% of total assets, total liabilities or total equity in each period analyzed. As the adjustments were non-cash within operations, there was no impact to previously issued Statements of Cash Flows. The aggregate impact of recording the prior period adjustments during the year ended January 31, 2007 was to reduce net earnings by $2,900,000 or 1.6% of the reported net earnings. The impact to net earnings was less than 1% of previously reported net earnings for the years ended January 31, 2006 and 2005.

As required under SAB 99, we also evaluated the cumulative adjustment and its impacts on the year ended January 31, 2007, 2006 and 2005 and each quarterly period within these years on a qualitative basis. The following factors were considered:
•	There was no impact to our financial covenants under our revolving line of credit or Senior Notes. Management recalculated the covenants quarterly from the first quarter of 2003 through the year ending January 31, 2007 and we were still in compliance with the covenants in all periods.

•	The impact to any performance metrics used for incentive compensation was de minimis for all years presented.

•	There was no change to any earnings trends nor did it impact our performance versus analysts expectations in any period presented.

•	The cumulative adjustment and its impact to prior periods did not change a net loss to net income or vice versa in any of the annual or quarterly periods analyzed.

•	The impact to segment data was not material to any period presented, both on a qualitative and quantitative basis.

•	The cumulative adjustment corrected unintentional misstatements of items capable of precise measurement that slowly built up over time and did not conceal an unlawful transaction nor did it impact our compliance with regulatory requirements in any period presented.

•	The cumulative adjustment was not of a nature or of an amount that we expected to impact the value of our securities. To the best of our knowledge, the actual disclosure of the out-of-period adjustment did not result in either a positive or negative market reaction subsequent to the filing of the information.
Our senior management and our Audit Committee concurred with the conclusion that the cumulative adjustment was not material to the consolidated financial statements for the year ended January 31, 2007 or any previous annual or quarterly period presented. In summary, the correction of such identified misstatements were not material (under the SAB 108 dual approach and SFAS 154) and, therefore, were recorded as such through the Statement of Earnings as an out-of-period adjustment.
Recognition of Revenue
Military Housing Fee Revenues, page 85
6.	We note that you recognized development fees based on a stated percentage of development costs and upon successful completion of certain subjective criteria. Please provide to us management’s EITF 00-21 analysis regarding these contracts.

As of January 31, 2007, we had entered into development agreements with certain public/private joint ventures to develop military housing units. Fees are earned based on a stated percentage of the actual development costs of the military housing projects and are recognized as the costs are incurred. Additional incentive fees are earned upon successful completion of certain criteria as specified in the development agreements. The additional criteria are typically incentives to realize development cost savings, encourage small and local business participation, comply with specified safety standards and perform timely and accurate reporting of job costs. Based on the nature of the items that may give rise to the additional incentive development fee, these undelivered items do not have an objective and reliable fair value as defined in paragraph 9 of EITF 00-21: Revenue Arrangements with Multiple Deliverables. As such, we do not account for the delivered item as a separate unit of accounting as defined in EITF 00-21. The combined deliverables are accounted for as a single unit of accounting and revenue is recognized under SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. We will clarify our description of the incentive fee in future filings.

Recognition of Costs and Expenses, page 85
7.	Please tell us your justification for including first generation tenant allowances as a component of the building and amortizing them over 50 years.

We evaluate our tenant allowances to determine whether the allowance is a lease inducement (tenant asset) or a building improvement (landlord asset). If it is determined that the allowance is for improvements that are unique to the tenant, would not be of probable use for future tenants and/or are not owned by us, then we treat the allowance as a lease inducement. Lease inducements are capitalized into other assets on the Consolidated Balance Sheet and amortized to rental income over the life of the lease.

If the tenant allowance is for improvements that are not unique to the tenant, would be of probable use to future tenants and are owned by us, then the improvements are evaluated for their useful life. In many cases, the space provided to a first generation tenant is an empty shell. To the extent the improvements made to the space are deemed to be a permanent improvement to the completed building and are of a nature that it is probable they will be inseparable from the structure throughout the buildings expected useful life, the improvements are capitalized and amortized to depreciation and amortization expense over the life of the building, which is typically 50 years. If the improvements are not deemed to be a permanent improvement of a completed building or are of a nature that will not last for the duration of the expected life of the building, then the improvements are capitalized and amortized over the life of the tenant’s lease or the improvements expected useful life, whichever is shorter.
As requested in your letter, in connection with our response to your comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at (216) 416-3201.
Sincerely,

/s/ Thomas G. Smith
Thomas G. Smith
Executive Vice President, Chief Financial Officer and Secretary